1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 15, 2004

For the month of April 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐     No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date:	05/16/2004	By	/s/ Stan Hung
Stan Hung Chief Financial Officer

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Exhibit

Exhibit	Description

99.1	Announcement on April 19, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.2	Announcement on April 20, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.3	Announcement on April 21, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.4	Announcement on April 22, 2004: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on April 22, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.6	Announcement on April 23, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.7	Announcement on April 26, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.8	Announcement on April 26, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.9	Announcement on April 26, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.10	Announcement on April 26, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.11	Announcement on April 26, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.12	Announcement on April 26, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.13	Announcement on April 28, 2004: UMC announced its unconsolidated operating results for the first quarter of 2004

99.14	Announcement on April 28, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.15	Announcement on April 29, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.16	Announcement on May 3, 2004: To announce related materials on acquisition of machinery and equipment

99.17	Announcement on May 3, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.18	Announcement on May 7, 2004: April Sales

99.19	Announcement on May 10, 2004: To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

99.20	Announcement on May 11, 2004: To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

99.21	Announcement on May 12, 2004: To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

99.22	Announcement on May 13, 2004: To announce related materials on acquisition of machinery and equipment

99.23	Announcement on May 13, 2004: To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

99.24	Announcement on May 14, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/04/09~2004/04/19

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 14,044,447 shares; average unit price: $36.387 NTD; total amount: $511,035,289 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $ 312,467,959 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 273,581,858 shares; amount: $3,868,035,454 NTD; percentage of holdings: 6.29%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.97%; ratio of shareholder’s equity: 33.05%; the operational capital as shown in the most recent financial statement: $ 89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.2

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/03/03~2004/04/20

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 26,846,480 shares; average unit price: $54.91 NTD; total amount: $1,474,140,207 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $ 1,094,571,410 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 250,817,692 shares; amount: $3,546,184,429 NTD; percentage of holdings: 5.76%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.87%; ratio of shareholder’s equity: 32.91%; the operational capital as shown in the most recent financial statement: $ 89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.3

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/04/20~2004/04/21

3.	Volume, unit price, and total monetary amount of the transaction: The numbers of the transaction of exchangeable bond due 2007 and 2008 are: trading volume: 8,050,790 shares and 9,640,199 shares; average unit price: $54.91 NTD and $36.387 NTD; total amount: $442,068,876 NTD and $350,777,919 NTD, respectively.

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007 and 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $328,242,831 NTD and $214,480,024 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007 and 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 233,221,214 shares; amount:$ 3,297,396,732 NTD; percentage of holdings: 5.36%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.80%; ratio of shareholder’s equity: 32.80%; the operational capital as shown in the most recent financial statement: $ 89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007 and 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/04/09~2004/04/21

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 31; average unit price: $18,649,662 NTD; total transaction price: $578,139,510 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.5

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/04/22

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 8,931,361 shares; average unit price: $36.387 NTD; total amount: $324,985,431 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $ 198,709,437 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 220,725,053 shares; amount: $3,120,719,834 NTD; percentage of holdings: 5.07%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.74%; ratio of shareholder’s equity: 32.72%; the operational capital as shown in the most recent financial statement: $ 89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.6

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/04/22~2004/04/23

3.	Volume, unit price, and total monetary amount of the transaction: The numbers of the transaction of exchangeable bond due 2007 and 2008 are: trading volume: 6,214,750 shares and 15,499,924 shares; average unit price: $54.91 NTD and $36.387 NTD; total amount: $341,251,920 NTD and $563,995,728 NTD, respectively.

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007 and 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $253,384,714 NTD and $344,850,147 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007 and 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 202,575,179 shares; amount: $2,864,107,951 NTD; percentage of holdings: 4.65%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.66%; ratio of shareholder’s equity: 32.61%; the operational capital as shown in the most recent financial statement: $ 89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007 and 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.7

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/13~2004/04/26

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 5; average unit price: $110,129,760 NTD; total transaction price: $550,648,800 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.8

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/02/27~2004/04/26

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 4;average unit price: $519,426,386 NTD; total transaction price: $2,077,705,544 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O ASML MACAU COMMERCIAL; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.9

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/13~2004/04/26

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 8; average unit price: $140,969,400 NTD; total transaction price: $1,127,755,200 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNAIONAL SARL.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.10

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/02/10~2004/04/26

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 5; average unit price: $207,277,060 NTD; total transaction price: $1,036,385,300 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NIKON CORPORATION; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.11

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/02/16~2004/04/26

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 7; average unit price: $75,120,686 NTD; total transaction price: $525,844,800 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.12

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/08~2004/04/26

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 21; average unit price: $76,814,607 NTD; total transaction price: $1,613,106,742 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.13

UMC announced its unconsolidated operating results for the first quarter of 2004

1.	Date of the investor/press conference: 2004/04/28

2.	Location of the investor/press conference: B3 Yong Le Room, The Westin Taipei, 133 Nanking East Road, Sec. 3, Taipei

3.	Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the first quarter of 2004. Year-over-year revenue increased by 41.5 % to NT$25.33 billion from NT$17.90 billion, and a 6.8% QoQ increase from NT$23.72 billion in 4Q03. The operating profit is NT$5.29 billion, a 27% increase compared with 4Q03. The net income for 4Q03 was NT$6.89 billion, increased by 2.5% from NT$6.727 billion in 4Q03. EPS was NT$0.45.

Wafer shipments in the first quarter were 647 thousand 8-inch equivalent wafers (excluding UMCJ and UMCi), a 0.5% increase from 4Q03, and utilization rate was 100%. The blended average selling price (ASP) rose 5% during 1Q04 due to increasing demand for advanced technology products. The percentage of revenue from 0.13 and 0.15-micron geometries remained the same level compared to last quarter. The percentage of revenue from 0.18-micron and below technologies in the first quarter increased by 4%, compared with 4Q03. Estimated installed capacity in 2Q04 is 720 thousand 8-inch equivalent wafers. The increase in estimated capacity during 2Q04 is primarily due to additional 12-inch capacity expansion. Fab 8S capacity is expected to become available on July 1, 2004 when the acquisition of SMC is officially completed.

“Our first quarter results truly reflect the upturn in the global semiconductor industry,” said Dr. Jackson Hu, CEO at UMC. “During the first quarter, our quarter-over-quarter revenue growth reached 6.8%. This performance not only beat our original forecast, but also was significantly stronger than the seasonal pattern we have seen for the past few years. Strong demand from our customers, in particular from the communication and consumer sectors, was the main revenue driver for the quarter. The blended average selling price also benefited from the full utilization of advanced process capacity.”

Dr. Hu continued, “We continue to enhance our position as a leader in the semiconductor foundry industry. In order to expand our capacity in response to strong customer demand, we invested further in manufacturing facilities. Our expansion efforts were highlighted by additional investment in our two state-of-the-art 300mm fabs, as well as by the acquisition of SiS Microelectronics Corp. (SMC). Our total capacity, including the contribution of UMCi and SMC, will increase 20% year-over-year to 3.17 million 8-inch wafer equivalents by the end of 2004. In the deep sub-micron technology arena, we plan to further strengthen our leading-edge production technology and design support services. Our industry leading 90-nanometer technology entered full-scale commercial production at our 8-inch fab in the first quarter of 2004, and this technology will be extended to 12-inch production in the second quarter of 2004.”

4.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.14

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/04/24~2004/04/28

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 20,556,000 shares; average unit price: $54.91 NTD; total amount: $1,128,729,951 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $ 838,099,069 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 176,915,551 shares; amount: $2,501,319,456 NTD; percentage of holdings: 4.06%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.32%; ratio of shareholder’s equity: 32.14%; the operational capital as shown in the most recent financial statement: $ 89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.15

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/04/24~2004/04/29

3.	Volume, unit price, and total monetary amount of the transaction: The numbers of the transaction of exchangeable bond due 2007 and 2008 are: trading volume: 5,627,950 shares and 9,356,657 shares; average unit price: $54.91 NTD and $36.387 NTD; total amount: $309,030,730 NTD and $340,460,670 NTD, respectively.

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007 and 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $229,459,992 NTD and $208,171,632 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007 and 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 167,034,572 shares; amount: $2,361,617,293 NTD; percentage of holdings: 3.84%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.27%; ratio of shareholder’s equity: 32.08%; the operational capital as shown in the most recent financial statement: $ 89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007 and 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.16

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2003/11/10~2004/04/30

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 6; average unit price: $140,403,078 NTD; total transaction price: $842,418,466 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NIKON CORPORATION; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.17

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/04/30~2004/05/03

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 10,770,120 shares; average unit price: $54.91 NTD; total amount: $591,387,285 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $ 439,114,010 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 156,169,941 shares; amount: $2,208,007,775 NTD; percentage of holdings: 3.59%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.23%; ratio of shareholder’s equity: 32.02%; the operational capital as shown in the most recent financial statement: $ 89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.18

United Microelectronics Corporation

May 7, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
April	Invoice amount	9,055,105	7,777,462	1,277,643	16.43%
2004	Invoice amount	35,216,089	26,371,446	8,844,643	33.54%
April	Net sales	9,208,568	7,321,013	1,887,555	25.78%
2004	Net sales	34,534,095	25,219,649	9,314,446	36.93%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end		Limit of lending
	This Month	Last Month
UMC	0	0	32,281,487
UMC’s subsidiaries	29,517	29,401	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	64,562,974
UMC’s subsidiaries	685	174,423	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1	Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2	Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	27,310
Financial instruments	Interest rate swap
Mark to market value	-266

b Trading purpose : None

www.umc.com

Exhibit 99.19

To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2004/05/10

2.	Number of shares repurchased this time: 13,600,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $384,226,060

5.	Average repurchase price per share this time: NTD $28.25

6.	Cumulative number of own shares held during the repurchase period: 13,600,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.08%

8.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.20

To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2004/05/11

2.	Number of shares repurchased this time: 22,967,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $627,271,863

5.	Average repurchase price per share this time: NTD $27.31

6.	Cumulative number of own shares held during the repurchase period: 36,567,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.23%

8.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.21

To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2004/05/12

2.	Number of shares repurchased this time: 26,500,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $746,612,385

5.	Average repurchase price per share this time: NTD $28.17

6.	Cumulative number of own shares held during the repurchase period: 63,067,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.39%

8.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.22

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/30~2004/05/12

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 21; average unit price: $69,908,148 NTD; total transaction price: $1,468,071,100 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.23

To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2004/05/13

2.	Number of shares repurchased this time: 39,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 1,077,142,270

5.	Average repurchase price per share this time: NTD $ 27.62

6.	Cumulative number of own shares held during the repurchase period: 102,067,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0. 63%

8.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.24

United Microelectronics Corporation

For the month of May, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of April, 2004

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as May 30, 2001	Number of shares held as of March 31, 2004	Number of shares held as of April 30, 2004	Changes
—	—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of March 31, 2004	Number of shares pledge as of April 30, 2004	Changes
N/A	N/A	0	0	0

3)	The acquisition assets (NT$ Thousand)

Description of assets	April	2004
Semiconductor Manufacturing Equipment	4,109,350	10,863,671
Fixed assets	0	25,127

4)	The disposition of assets (NT$ Thousand)

Description of assets	April	2004
Semiconductor Manufacturing Equipment	120,973	168,926
Fixed assets	0	0